Press Release

[Graphic omitted] Ahold

                                                         Royal Ahold
                                                         Public Relations


                                                   Date: May 16, 2003
                                   For more information: +31 75 659 57 20

Ahold 2003 first quarter sales

o Sales of joint ventures are excluded due to reporting according to the equity accounting method
o    1Q 2002 sales numbers have been restated
o Consolidated 1Q 2003 sales amounted to Euro 17.4 billion, a decline of 11.3% compared to the same period last year
o Sales are significantly impacted by lower currency exchange rates; sales excluding currency impact increased by 4.6%
o    Organic sales growth, excluding currency impact, amounted to 2.7%

Zaandam, The Netherlands, May 16, 2003 - Ahold today announced consolidated sales (excluding VAT) for the first quarter of the year (16 weeks through April 20, 2003) of Euro 17.4 billion, a decline of 11.3% compared to the Euro 19.6 billion generated in the 2002 first quarter (16 weeks). In a difficult trading environment, sales excluding currency impact increased by 4.6% and organic sales growth excluding currency impact amounted to 2.7%. All numbers exclude sales of joint ventures and are, as usual, unaudited.


Ahold 1st quarter sales
------------------------------------------------------------------------------------------------------------
                                                                 1st Quarter

x 1 million Euro                                                   Change
(unless otherwise indicated)                           2003          in %       2002*
----------------------------------------------------------------------------------------
Sales to third parties
- USA Retail (in dollars)                             8,286.5        4.8        7,904.3
- USA Foodservice (in dollars)                        5,301.9       (1.5)       5,381.6
- Europe                                              4,059.1        2.6        3,955.7
- South America                                         580.5       42.7          406.9
- Asia                                                  108.5      (10.0)         120.5
                                                     ---------                ----------
 Total sales                                         17,406.0      (11.3)      19,614.8
                                                     =========                ==========
 *Restated to exclude sales of joint ventures

 Weighted average exchange rates
 U.S. Dollar (USD)                                      0.932      (18.2)         1.139
 Brazilian Real (BRL)                                   0.272      (43.6)         0.482

 ---------------------------------------------------------------------------------------

                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050,1500 HB Zaandam
                                                  The Netherlands
                                                  Phone: +31 (0)75 659 5720
http://www.ahold.com                              Fax:   +31 (0)75 659 8302

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

Ahold USA - retail
In the United States, retail sales increased by 4.8% to USD 8.3 billion (2002:
USD 7.9 billion). Organic sales growth also amounted to 4.8%. Comparable sales growth amounted to 2.4% and identical sales growth amounted to 1.5%.

Ahold USA - foodservice
Foodservice sales in the United States declined by 1.5% to USD 5.3 billion (2002: USD 5.4 billion). Organic sales growth also amounted to -1.5%.

Europe
In Europe (The Netherlands, Spain and Central Europe), sales rose 2.6% to Euro
4.1 billion (2002: Euro 4.0 billion). Organic sales growth, excluding currency impact, amounted to 2.7%.

South America
In South America (Brazil, Argentina, Chile, Peru and Paraguay), sales amounted to Euro 580 million (2002: Euro 407 million), up 42.7% from last year mainly due to the acquisition of the remaining shares in Disco Ahold International Holdings. Organic sales growth, excluding currency impact, amounted to 12.1 %.

Asia
In Asia (Thailand, Malaysia, Indonesia), sales declined 10.0% to Euro 109 million (2002: Euro 120 million). Organic sales growth, excluding currency impact, amounted to 7.6%.

Accounting for joint ventures
All current and previous joint ventures will be accounted for using equity accounting instead of proportionate consolidation as announced in February of this year. As a consequence, the income from these joint ventures will be accounted for as income from unconsolidated subsidiaries. Previously, these joint ventures were fully consolidated in Ahold's financial statements with the minority share in earnings and equity then deducted. The main reason for the change from proportionate consolidation to equity accounting is to be better aligned with especially US GAAP and to a lesser extent International Accounting Standards.

This accounting change applies to ICA Ahold in Scandinavia and Jeronimo Martins in Portugal in the 2003 and 2002 first quarters and Disco Ahold International Holdings (which became 100% owned by Ahold in July 2002) in the 2002 first quarter.

Historical financial statements also will be restated to reflect this accounting change for these three joint ventures, as well as for Bompreco in Brazil and Paiz Ahold in Central America for the periods in which they were 50% owned by Ahold.

Ahold Corporate Communications: +31 75 659 5720

                                      ###

Set forth below are the unaudited sales figures for fiscal years 2002 and 2001 restated to account for Ahold's joint ventures on an equity basis. These figures, as well as those for the first quarters 2003 and 2002 contained above, do not include any other adjustments resulting from investigations currently underway at Ahold as announced previously.



Ahold restated unaudited sales for fiscal years 2002 and 2001
-------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
                                   1st quarter  2nd quarter  3rd quarter  4th quarter      Full year
                                      2002         2002         2002         2002            2002
x 1 million Euro
(unless otherwise indicated)
-----------------------------------------------------------------------------------------------------
Sales to third parties
- U.S. Retail (in dollars)           7,904.3      6,162.5      5,974.5      6,214.4        26,255.7
- U.S. Foodservice (in dollars)      5,381.6      4,114.9      4,021.1      3,918.6        17,436.2
- Europe                             3,955.7      3,286.4      3,232.3      3,419.0        13,935.4
- South America                        406.9        503.9        586.0        646.5         2,143.3
- Asia                                 120.5        109.6        109.2        118.4           457.7
                                   ----------   ----------  -----------  -----------      -----------
Total sales                         19,614.8     14,834.7     14,093.2     14,343.2        62,885.9
                                   ==========   ==========  ===========  ===========      ===========
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
                                  1st quarter   2nd quarter  3rd quarter  4th quarter      Full year
                                     2001          2001         2001         2001            2001
x 1 million Euro
(unless otherwise indicated)
-----------------------------------------------------------------------------------------------------
Sales to third parties
- U.S. Retail (in dollars)           6,804.4      5,402.7      5,357.4      5,647.2        23,211.7
- U.S. Foodservice (in dollars)      3,433.3      2,756.8      2,806.1      3,137.6        12,133.8
- Europe                             3,700.8      3,114.4      3,065.2      3,358.4        13,238.8
- South America                        257.9        237.5        195.4        226.9           917.7
- Asia                                 101.3         96.7         93.5        108.0           399.5
                                   ----------   ----------  -----------  -----------      -----------
Total sales                         15,223.3     12,883.6     12,411.1     13,524.3        54,042.3
                                   ==========   ==========  ===========  ===========      ===========
-----------------------------------------------------------------------------------------------------


Definitions
o    Organic sales development:
     [Sales year n] divided by [Sales year (n-1)(i)
     Ahold base + sales year (n-1)(i) of acquired companies(ii)]
     (i) Adjusted for currency impact.
     (ii) Applies to acquisitions dating back less than one year and to the extent that the sales of the acquired company represent > 5% of the sales of the acquiring entity, or that the acquisition is an entry into a new business channel or market area.
o    Identical sales compare sales from exactly the same stores.
o    Comparable sales are identical sales plus sales from replacement stores.
o Currency impact: the impact of using different exchange rates to translate the financial figures of our subsidiaries to Euros. The financial figures of the previous year are restated using the actual exchange rates in order to eliminate this currency impact.

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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Ahold intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. There are important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.
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